NO ACT

PE
1-26-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005658

January 26, 2011

Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, IL 60606-1720

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-26-11

Re: CF Industries Holdings, Inc.

Dear Mr. Witzel:

This is in regard to your letter dated January 26, 2011 concerning the shareholder proposal submitted by the Sheet Metal Workers' National Pension Fund for inclusion in CF Industries' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that CF Industries therefore withdraws its January 11, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Charles Kwon
Special Counsel

cc: Kenneth Colombo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

DIRECT DIAL
312-407-0784
DIRECT FAX
312-407-8626
EMAIL ADDRESS
RICHARD.WITZEL@SKADDEN.COM

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January 26, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Shareholder Proposal of Sheet Metal Workers' National Pension Fund Submitted to CF Industries Holdings, Inc.

Ladies and Gentleman:

We are writing on behalf of our client, CF Industries Holdings, Inc., a Delaware corporation (the "Company"), regarding a request, dated January 11, 2011, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that the Staff (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") submitted by the Sheet Metal Workers' National Pension Fund (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2011 annual meeting of shareholders.

We are writing to inform you that, pursuant to a letter dated January 25, 2011, the Proponent has informed the Company that the Proponent has withdrawn its request that the Proposal be included in the Proxy Materials. A copy of this letter is attached as Exhibit A. Accordingly, we are informing the Staff that the Company hereby withdraws its request for relief under Rule 14a-8(j).

* * *

If we can be of any further assistance in this matter, please do not hesitate to call me at (312) 407-0784.

Very truly yours,



Richard C. Witzel, Jr.

cc: Kenneth Colombo, Corporate Governance Advisor, Sheet Metal Workers' National Pension Fund
Douglas C. Barnard, Vice President, General Counsel and Secretary, CF Industries Holdings, Inc.

Exhibit A

(Attached)



SHEET METAL WORKERS' NATIONAL PENSION FUND
601 NORTH FAIRFAX STREET, SUITE 500
ALEXANDRIA, VIRGINIA 22314
TELEPHONE 703-739-7000

KEN COLOMBO
FUND COORDINATOR
KColombo@smwnpf.org

January 25, 2011

Mr. Douglas C. Barnard
Vice President, General Counsel,
and Secretary
CF Industries Holdings, Inc.
Four Parkway North, Suite 400
Deerfield, Illinois 60015-2590

Re: Majority Vote Shareholder Proposal

Dear Mr. Barnard:

I am writing on behalf of the Sheet Metal Workers' National Pension Fund ("Fund") to withdraw the shareholder proposal submitted for inclusion in the upcoming CF Industries Holdings, Inc. ("CF Industries") proxy statement.

Despite the technical deficiency in the record letter provided to CF Industries, please be assured that the Fund is indeed a long-term shareholder in the Company and concerned about its system of corporate governance. Specifically, we believe that the adoption of a majority vote standard for the election of directors – a reform widely adopted by the majority of large American corporations – would benefit the Company and its shareholders and merits the consideration of CF Industries' board of directors.

Shortly the Fund will be sending correspondence to you and the Board seeking to engage in dialogue regarding this importance issue. We look forward to a productive discussion. Please feel free to contact me at (703) 739-7000 if you have any questions or comments. Thank you.

Sincerely,

Kenneth Colombo
Corporate Governance Advisor

Cc: Craig Rosenberg
Office of Chief Counsel, Division of Corporation Finance, U.S. Securities and Exchange Commission

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

January 11, 2011

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: CF Industries Holdings, Inc. - 2011 Annual Meeting
Omission of Shareholder Proposal of the Sheet Metal
Workers' National Pension Fund

Dear Ladies and Gentlemen:

This letter is submitted on behalf of CF Industries Holdings, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and a supporting statement (the "Proposal") from the Sheet Metal Workers' National Pension Fund (the "Proponent") for inclusion in the proxy materials to be distributed by the Company in connection with its 2011 annual meeting of shareholders (the "2011 Proxy Materials"). The Company requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the Proposal from the 2011 Proxy Materials.

In accordance with Division of Corporation Finance: Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter and its attachments are being submitted by email to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and attachments are being sent to the Proponent as notice of the Company's intent to omit the Proposal from the 2011 Proxy Materials. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or facsimile to the Company only.

Rule 14a-8(k) and SLB 14D provide that a shareholder Proponent is required to send companies a copy of any correspondence that the Proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal.

The Proposal asks that "the board of directors of the Company initiate the appropriate process to amend the Company's corporate governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."

II. Basis for Exclusion.

The Company respectfully requests that the Staff concur in the Company's view that the Proposal may be excluded from the 2011 Proxy Materials because the Proponent failed to establish Proponent's eligibility to submit the Proposal in accordance with Rule 14a-8(b).

III. Factual Background.

On December 6, 2010, the Company received the Proposal by facsimile transmission. Accompanying the Proposal was a cover letter dated December 6, 2010 ("December 6 Letter"). The Proposal, the cover letter and the facsimile transmittal sheet are attached hereto as Exhibit A.

Proponent's submission did not include documentation establishing that Proponent had met the eligibility requirements of Rule 14a-8(b)(1). In the December 6 Letter, Proponent stated that it "is the beneficial owner of approximately 1,943 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission" and that "[t]he record holder of the stock will provide the appropriate verification of [Proponent's] beneficial ownership by separate letter." After determining that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on December 15, 2010 the Company's counsel sent a letter to the Proponent via overnight delivery (the "Deficiency

Notice") requesting a written statement from the record owners of the shares that Proponent beneficially owns verifying Proponent's continuous ownership of such stock for the applicable one-year period. The Deficiency Notice advised Proponent that such written statement had to be submitted to the Company within 14 days of the Proponent's receipt of such letter and included a copy of Rule 14a-8(b). A copy of the Deficiency Notice is attached hereto as Exhibit B.

A representative for BNY Mellon Asset Servicing sent a letter to the Company dated December 17, 2010 (the "Response Letter") purporting to verify that Proponent has been the beneficial owner of at least one percent or $2,000 in market value of the Company's stock and that proponent has held such securities continuously for at least one year. As evidence of this assertion, BNY Mellon attached holdings reports dated November 30, 2009 and November 30, 2010, showing the number and dollar value of Company's securities held by Proponent on both those dates. A copy of the Response Letter and attachments are attached hereto as Exhibit C.

IV. The Company May Omit The Proposal From the 2011 Proxy Materials Under Rule 14a-f, Because The Proponent Failed To Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal, for at least one year prior to the date the proposal is submitted and must state that it intends to continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, the proponent must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

Section C.1.c. (3) of Division of Corporate Finance: Staff Legal Bulletin No. 14 (July 13, 1001), reproduced below, demonstrates the requirement for specific evidence of a proponent's continuous ownership:

> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May

> 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The defect in the Response Letter is the exact same defect described and fatal to the sufficient demonstration of continuous ownership in the example above. Although Proponent timely sent the Response Letter to the Company, the Response Letter fails to satisfy the requirements of Rule 14a-8(b). Pursuant to such rule, the Proponent was required to submit a written statement from the record holder of Proponent's shares, verifying Proponent's continuous ownership of the requisite shares from December 6, 2009 (one year prior to the date of the submission) through December 6, 2010 (the date of the submission). As shown above, the Response Letter shows that Proponent held company shares as of November 30, 2009 and as of November 30, 2010, and purports to show transactions in the account between those dates. However, the Response Letter fails to demonstrate continuous ownership for a period of one year as of the date that Proponent submitted the Proposal, because it does not establish that Proponent held Company shares for the period between November 30, 2010 and December 6, 2010.

The Staff has consistently followed the principle demonstrated in the above example. *See Hewlett-Packard Company* (July 28, 2010) (concurring with the exclusion of a stockholder proposal where the proposal was submitted on June 1, 2010 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending May 28, 2010); *also see Union Pacific Corp.* (March 5, 2010) (concurring with the exclusion of a stockholder proposal where the proposal was submitted on November 19, 2010 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 17, 2010).

There is no requirement that a company receiving a proposal notify a proponent of any deficiencies in the proponent's response to the notification required under Rule 14a-8(f). The Company is not required to provide any further notice of defect to Proponent, and any further verification Proponent might now submit would be untimely under the Commission's rules.

V. Conclusion.

For the reasons stated above, the Company believes that the Proposal may be omitted from the 2011 Proxy Materials, because the Proponent failed to properly evidence Proponent's eligibility under Rule 14a-8(b). Accordingly, the

Company respectfully requests the concurrence of the Staff that it would not recommend enforcement action against the Company if the Company omits the proposal in its entirety from the 2011 Proxy Materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should the Staff desire any additional information in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (312) 407-0784.

Very truly yours,



Richard C. Witzel, Jr.

cc: Kenneth Colombo, Corporate Governance Advisor, Sheet Metal Workers' National Pension Fund
Douglas C. Barnard, Vice President, General Counsel and Secretary, CF Industries Holdings, Inc.
Craig Rosenberg, Proxy Vote Plus

EXHIBIT A

SHEET METAL WORKERS' NATIONAL PENSION FUND



FACSIMILE TRANSMITTAL SHEET

TO: DOUGLAS C. BARNARD Vice President, General Counsel, and Secretary	FROM: KENNETH COLOMBO
COMPANY: CF Industries Holdings, Inc.	DATE: DECEMBER 6, 2010
FAX NUMBER: 847-267-0609	TOTAL NO. OF PAGES INCLUDING COVER: 4
PHONE NUMBER:	CC: Craig Rosenberg (847) 205-0293
RE: Shareholder Resolution	

☒ *URGENT* ☐ PLEASE COMMENT ☐ PLEASE REPLY

NOTES/COMMENTS:

601 N. FAIRFAX STREET, SUITE 500,
ALEXANDRIA, VA 22314
(703)739-7000 OR
(703) 683-0932 FAX

SHEET METAL WORKERS' NATIONAL PENSION FUND



[Sent via fax 847-267-0609 and via UPS]

December 6, 2010

Douglas C. Barnard, Vice President, General Counsel, and Secretary
CF Industries Holdings, Inc.
Four Parkway North, Suite 400
Deerfield, Illinois 60015-2590

Re: Majority Vote Proposal

Mr. Barnard:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the CF Industries Holdings, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal addresses our companies Director Election process. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 1,943 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 683-0932

SHEET METAL WORKERS' NATIONAL PENSION FUND

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7018 or Kcolombo@smwnpf.org. Copies of correspondence or a request for a "no-action" letter should be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314.

Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, One Lane Center, 1200 Shermer Rd., Suite 216, Northbrook, IL 60062.

Sincerely,



Kenneth Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of CF Industries Holdings, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's corporate governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: In order to provide shareholders a meaningful role in director elections, the Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. The Company presently uses a plurality vote standard in all director elections. Under the plurality standard, a board nominee can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard, over 70% of companies in the S&P 500 have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of this proposal submission, our Company and its board had not taken either action.

We believe that a post election director resignation policy without a majority vote standard in company governance documents is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then take action to develop a post election procedure to address the status of directors that fail to win election. A majority vote standard combined with a post election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post election role in determining the continued status of an unelected director. We urge the Board to take this important step of establishing a majority vote standard in the Company's governance documents.

EXHIBIT B

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

DIRECT DIAL
312-407-0784
DIRECT FAX
312-407-8626
EMAIL ADDRESS
RICHARD.WITZEL@SKADDEN.COM

December 15, 2010

VIA OVERNIGHT DELIVERY

Mr. Kenneth Colombo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

Dear Mr. Colombo:

I am writing on behalf of our client, CF Industries Holdings, Inc., a Delaware corporation (the "Company"), in connection with your letter (the "Letter") to the Company received via facsimile on December 6, 2010. The Letter was accompanied by a proposal (the "Proposal") submitted by you on behalf of the Sheet Metal Workers' National Pension Fund (the "Fund") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's proxy statement in connection with the Company's 2011 Annual Meeting of Shareholders (the "Annual Meeting").

I am notifying you on behalf of the Company that your submission of the Proposal does not comply with Rule 14a-8(b) under the Exchange Act. In particular, Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8(b)(1), you must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year prior to your submission of the Proposal. According to the Company's records, the Fund is not a record holder of the Company's stock. Rule 14a-8(b)(2)(i) requires you to submit to the Company a written statement from the record owner of the shares the Fund beneficially owns verifying its continuous ownership of such stock for the applicable one-year period. While the Letter indicated that the record holder of the shares would provide the appropriate verification of the Fund's beneficial ownership by separate letter, no such letter has been received. As a result, the Proposal does not meet the requirements of Rule 14a-8(b).

In accordance with Rule 14a-8(f), I hereby request on behalf of the Company that you furnish to the Company, within fourteen (14) calendar days of your receipt of this letter, the written statement regarding continuous ownership required pursuant to Rule 14a-8(b)(2)(i) as described above. For your convenience, a copy of Rule 14a-8(b) is enclosed with this letter.

If within the required 14-calendar day period, you do not furnish to the Company the written statement regarding continuous ownership required pursuant to Rule 14a-8(b)(2)(i) from the record owner of the shares the Fund beneficially owns, we believe the Company will be entitled to omit the Proposal from its proxy statement in connection with the Annual Meeting.

Very truly yours,



Richard C. Witzel, Jr.

Enclosure

cc: Douglas C. Barnard
Vice President, General Counsel, and Secretary
CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

Craig Rosenberg
ProxyVote Plus
One Lane Center
1200 Shermer Rd., Suite 216
Northbrook, Illinois 60062

Rule 14a-8(b)

* * *

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

* * *

EXHIBIT C


BNY MELLON
ASSET SERVICING

December 17, 2010

Mr. Ken Colombo
Sheet Metal Workers National Pension Fund
Edward F. Carlough Plaza
601 North Fairfax St
Suite 500
Alexandria, VA 22314-2075

RE: CF Industries Holdings, Inc.
BONY Account***FISMA & OMB Memorandum M-07-16***
CUSIP: 125269100

Dear Mr. Colombo:

In order to verify that the SMWNPF has been the beneficial owner of at least one percent or $2,000 in market value of CF Industries Holdings, Inc. common stock (CUSIP 125269100) and that the Fund has continuously held the securities for at least one year, I have enclosed

- Holdings report for 11/30/09
- Holdings report for 11/30/10
- Transaction report for CUSIP 125269100 for 12/1/09 though 11/30/10

If you need more information, please let me know. I can be reached at 412-234-0264 or via email at jana.lyons@bnymellon.com.

Sincerely,



Jana Lyons
Vice President

cc via UPS: Douglas Barnard, CF Industries

Pages 22 through 25 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16